UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on March 18, 2024, titled “Rail Vision Engages with US Distributer for its AI- Driven Railway system.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on March 18, 2024, titled “Rail Vision Engages with US Distributer for its AI- Driven Railway system.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: March 18, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh

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